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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of March 2005


                              AETERNA ZENTARIS INC.
                   ------------------------------------------
                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F        Form 40-F    X
                                ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes       No   X
                                 -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______


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                                 DOCUMENTS INDEX

Documents Description
---------------------

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1.   Press release dated March 29, 2005 - AEterna Zentaris
     Subsidiary Atrium Biotechnologies Files Final Prospectus for $75 Million Initial Public Offering

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                                                   [AETERNA ZENTARIS LOGO]



AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com




                                                          PRESS RELEASE
                                                          For immediate release


AETERNA ZENTARIS SUBSIDIARY ATRIUM BIOTECHNOLOGIES FILES FINAL PROSPECTUS FOR $75 MILLION INITIAL PUBLIC OFFERING

ALL AMOUNTS ARE IN CANADIAN DOLLARS

QUEBEC CITY, CANADA, MARCH 29, 2005 - AEterna Zentaris Inc. (TSX: AEZ; Nasdaq:
AEZS) today announced that its 61.1%-owned subsidiary, Atrium Biotechnologies Inc. (TSX: ATB.sv), has filed a final prospectus with the securities regulatory authorities in each of the provinces of Canada in connection with an initial public offering and secondary offering of 6,250,000 subordinate voting shares at a price of $12 per share, for total proceeds of $75 million.

The offering consists of 4,166,667 subordinate voting shares to be issued from Atrium's treasury, for gross proceeds to Atrium of $50 million, and 2,083,333 subordinate voting shares to be sold by SGF Soquia Inc., a subsidiary of Societe generale de financement du Quebec, for gross proceeds to SGF Soquia Inc. of $25 million.

The 6,250,000 subordinate voting shares will be sold to a syndicate of underwriters co-led by RBC Dominion Securities Inc. and National Bank Financial Inc., and including BMO Nesbitt Burns Inc., CIBC World Markets Inc., GMP Securities Ltd., HSBC Securities (Canada) Inc. and Loewen, Ondaatje, McCutcheon Limited.

The offering is expected to close on April 6, 2005, at which time Atrium's subordinate voting shares will commence trading on the Toronto Stock Exchange under the symbol "ATB.sv".

Atrium and SGF Soquia Inc., on a pro rata basis, have granted the underwriters an option to acquire up to 937,500 additional subordinate voting shares, representing 15% of the number of shares to be sold at the closing of the offering, to cover over-allotments and for market stabilization. The over-allotment option may be exercised at the offering price of $12 per share for a period of 30 days from the closing of the offering. Should the over-allotment option be exercised in full, the total gross proceeds of the offering will be $86.25 million, of which $57.5 million would be received by Atrium and $28.75 million would be received by SGF Soquia Inc.


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                                                   [AETERNA ZENTARIS LOGO]



Following the completion of this offering and without giving effect to the exercise of the over-allotment option, Atrium will have 14,000,000 multiple voting shares and 14,692,915 subordinate voting shares issued and outstanding, for a total of 28,692,915 shares. AEterna Zentaris will hold 14,000,000 multiple voting shares and 537,996 subordinate voting shares for a total of 14,537,996 shares, representing 66.8% of the voting rights and 50.7% of the total equity of Atrium.

Atrium's subordinate voting shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad 20 product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R). Cetrorelix is also in late-stage clinical development for endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several
Phase II trials for multiple cancers.

AEterna Zentaris owns 61.1% of Atrium Biotechnologies Inc. (TSX: ATB.sv), a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its Web site www.aeternazentaris.com.
             -----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                                                               2
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                                                   [AETERNA ZENTARIS LOGO]



                                      -30-

CONTACTS:

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com
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                                  SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AETERNA ZENTARIS INC.




Date: March 30, 2005                  By:  /s/ Mario Paradis
------------------------                    ------------------------------------
                                            Mario Paradis
                                            Senior Finance Director and
                                            Corporate Secretary